SECURITIES AND EXCHANGE COMMISSION
100 F Street, N.E.
Washington, D.C. 20549
(202) 942-2940
FORM 11-K
(Mark One)

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
for the fiscal year ended December 31, 2008
or

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
for the transition period from                      to                     .
Commission file number: 1-7221
A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:
MOTOROLA 401(k) PLAN
B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
Motorola, Inc., 1303 E. Algonquin Road, Schaumburg, IL 60196

Financial Statements, Signatures and Exhibits
The following financial statements, signatures and exhibits are part of this report.

(a) Financial Statements

Report of Independent Registered Public Accounting Firm	1

Statements of Net Assets Available for Benefits	2

Statement of Changes in Net Assets Available for Benefits	3

Notes to Financial Statements	4

Schedule H Line 4(i) — Schedule of Assets (Held at End of Year)	14

(b) Signatures	18

(c) Exhibits

Exhibit No.	Description	Page

No. 23.1	Consent of Crowe Horwath LLP	19

MOTOROLA 401(k) PLAN
Schaumburg, Illinois
FINANCIAL STATEMENTS
December 31, 2008 and 2007

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
Motorola, Inc.
     401(k) Plan Committee
Schaumburg, Illinois
We have audited the accompanying statements of net assets available for benefits of the Motorola 401(k) Plan (“the Plan”) as of December 31, 2008 and 2007, and the related statement of changes in net assets available for benefits for the year ended December 31, 2008. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2008 and 2007, and the changes in net assets available for benefits for the year ended December 31, 2008 in conformity with U.S. generally accepted accounting principles.
Our audit was conducted for the purpose of expressing an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic 2008 financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic 2008 financial statements taken as a whole.
/s/ Crowe Horwath LLP

Crowe Horwath LLP
Oak Brook, Illinois
June 24, 2009

MOTOROLA 401(K) PLAN
Schaumburg, Illinois
Financial Statements
December 31, 2008 and 2007

MOTOROLA 401(k) PLAN
Statements of Net Assets Available for Benefits
December 31, 2008 and 2007
(In thousands)

	2008	2007
Assets:
Investments at fair value:
U.S. Government and agencies securities	$66,753	$37,673
Short term and other investments	1,690	1,691
Corporate bonds and debentures	96,039	116,538
Motorola, Inc. common stock	147,748	383,338
Investments in common/collective trusts	3,798,590	5,339,805
Investments under securities lending agreements (Note 5)	89,259	58,978
Securities lending collateral pool (Note 5)	90,900	60,167
Other	446	—
Participant loans	58,758	56,317

Total investments	4,350,183	6,054,507

Receivables:
Employer contributions	5,435	5,113
Employee contributions	11	169
Pending trade sales	—	2,916
Interest receivable	1,489	3,014
Dividends receivable	1,675	1,203

Total receivables	8,610	12,415

Total assets	4,358,793	6,066,922

Liabilities:
Pending trade purchases	1,091	1,040
Obligations for collateral received for investments under securities lending (Note 5)	92,050	60,167
Other	—	570

Total liabilities	93,141	61,777

Net assets available for benefits	$4,265,652	$6,005,145

See accompanying notes to financial statements.

MOTOROLA 401(k) PLAN
Statement of Changes in Net Assets Available for Benefits
Year ended December 31, 2008
(In thousands)

Additions to net assets attributed to:
Investment income:
Interest and dividends	$32,827

Total investment income, excluding net depreciation	32,827

Contributions:
Participants	227,631
Employer	90,782
Rollover	7,568

Total contributions	325,981

Total additions	358,808

Deductions from net assets attributed to:
Net depreciation in fair value of investments	1,795,978
Benefits paid to participants	528,665
Administrative and other expenses	7,278

Total deductions	2,331,921

Net decrease before transfers	(1,973,113)

Transfer of assets relating to plan mergers, net (Note 7)	233,620

Net decrease	(1,739,493)

Net assets available for benefits:
Beginning of year	6,005,145

End of year	$4,265,652

     See accompanying notes to financial statements.

MOTOROLA 401(k) PLAN
Notes to Financial Statements
December 31, 2008 and 2007
(1)	Description of Plan

The following description of the Motorola 401(k) Plan (the Plan) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.
(a)	General

The Plan is a defined contribution plan sponsored by Motorola, Inc. and certain subsidiaries (the Company) covering substantially all domestic employees. Employees become eligible to contribute to the Plan immediately upon employment. Pension-eligible participants (defined below) are eligible to receive Company contributions to their account on the first of the month following their first (or a subsequent) employment anniversary, after they have completed an anniversary year in which they worked at least 1,000 hours. Non-pension eligible participants are eligible for Company contributions as soon as they begin making elective deferrals.

Effective October 1, 2002, the Plan was amended to convert a portion of the Plan to a stock bonus plan and non-leveraged employee stock ownership plan (ESOP). The ESOP portion of the Plan is designed to invest primarily in shares of the Company’s common stock. The ESOP portion of the Plan is participant directed. Each participant is entitled to exercise voting rights attributable to the shares allocated to their account and is notified by the Trustee prior to the time that such rights are to be exercised. Dividends paid on the Company’s common stock are allocated to the participant’s account and reinvested in Company common stock or paid directly to the participant at the election of the participant. Pass-through dividends amounted to $137,526 in 2008.

(b)	Contributions

Participants may elect to contribute up to 30% of their pre-tax compensation, up to the annual deferral limit set by the Internal Revenue Code (IRC). The annual deferral limit as set by the IRC was $15,500 in 2008. The Plan also allows for participants age 50 and older to contribute additional tax-deferred contributions. These catch-up contributions were subject to IRS limits of $5,000 in 2008.

The Company makes matching contributions to participants equal to $0.50 for each dollar of participant deferrals up to 6% of pre-tax compensation, not to exceed 3% of pre-tax compensation for the period.

Effective January 1, 2005, the Company froze its defined benefit pension plan (Pension Plan) to new participants. As a result of freezing the Pension Plan, new employees of the Company will not be eligible to participate in the Pension Plan and will be designated as non-pension eligible. Non-pension eligible participants will receive a matching contribution equal to $1.00 for each dollar of participant deferrals up to 3% of pre-tax compensation, and $0.50 for each dollar of participant deferrals between 3% and 5% of pre-tax compensation. There is no change for pension-eligible participants.

MOTOROLA 401(k) PLAN
Notes to Financial Statements
December 31, 2008 and 2007
(1)	Description of Plan (Continued)
(c)	Participant Accounts

Each participant’s account is credited with the participant’s elective deferrals, and allocations of Company matching contributions, plan earnings, and charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances as defined in the Plan document. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

(d)	Vesting

Participants are fully vested in their elective deferrals and related earnings at all times. A participant will be 100% vested in employer contributions and earnings thereon after they have completed an anniversary year. However, the participant becomes 100% vested in their account balances upon reaching normal retirement age, total and permanent disability, death, or Plan termination.

Participants who terminated employment prior to July 1, 2000, but chose to leave their account balances in the Plan are subject to forfeit the unvested portion of employer contributions upon the earlier of their withdrawal from the Plan, or the five year anniversary of their employment termination. Terminated employees who have left their account balances in the Plan and are rehired by the Plan Sponsor within five years are not subject to forfeiture of their unvested employer contributions. The portion of employer contributions not vested upon termination of employment is forfeited and is used to offset Company contributions. For the year ended December 31, 2008, all forfeiture amounts of $299,561 were used to offset Company contributions.

(e)	Benefits

At the option of the participant, distributions from the Plan may be made in the form of: (a) a lump-sum distribution with the option of receiving shares of Motorola stock or cash, (b) annual distributions from the Plan (available only to retiring participants), or (c) combinations thereof. Participants hired after January 1, 1996 may not elect the Annuity or Annual Distribution options. Partial distributions (with a minimum of $5,000) are made available to participants, with no more than one distribution in any three-month period. Participants are not required to cash out their entire benefits at age 70 (although this requirement applies to beneficiaries). Additionally, in-service withdrawals are extended to participants who have attained age 59-1/2 for pretax, post-tax, and rollover contributions. Hardship withdrawal of rollover contributions is permitted. Participants who terminate employment with the Company for any reason, and have a vested account balance of $1,000 or less will have their account balance distributed in the form of a lump-sum distribution.

Participants who have attained the age of 70-1/2 and who are an employee of the Company may withdraw all or any portion of his/her account subject to IRS minimum distribution requirements. A participant may not take more than one withdrawal in any six-month period, and the minimum withdrawal shall be $200.

Participants who are employees of the Company and who have made a rollover transfer into the Plan may withdraw all or any portion of their rollover transfer amounts at any time. A participant may not take more than one withdrawal in any six-month period, and the minimum withdrawal shall be $200.

MOTOROLA 401(k) PLAN
Notes to Financial Statements
December 31, 2008 and 2007
(1)	Description of Plan (Continued)
(f)	Participant Loans

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 less their highest outstanding loan balance in the last 12 months or 50% of their vested account balance. Loan transactions are treated as a transfer to/from the investment fund to the Participant Loan Fund. Loan terms range from 1-5 years or up to 10 years for the purchase of a primary residence. The loans are secured by the balance in the participant’s account and bear interest at a reasonable interest rate commensurate with local prevailing rates as determined quarterly by the plan administrator. Interest rates are based on the prime rate (published in the Wall Street Journal) plus 0.5% unless the plan administrator determines the interest rate is not reasonable. Prior to July 16, 2003, interest rates included a 0.3% loan insurance fee. Principal and interest is paid ratably through payroll deductions. A $50 processing fee is charged for loans.

(g)	Plan Termination

Although the Company has not expressed any intent to do so, it may terminate the Plan at any time. It has the right under the Plan to discontinue contributions at any time and terminate the Plan subject to the provisions of ERISA.
(2)	Summary of Significant Accounting Policies
(a)	Basis of Presentation

The accompanying financial statements have been prepared on the accrual basis of accounting in conformity with accounting principals generally accepted in the United States of America.

(b)	Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

(c)	Adoption of New Accounting Standards

In September 2006, the FASB issued Statement No. 157, Fair Market Measurements (FAS 157). The Statement defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements. The standard is effective for financial statements issued for fiscal years beginning after November 15, 2007. In October 2008, the FASB issued Staff Position (FSP) 157-3, Determining the Fair Value of a Financial Asset when the Market for That Asset Is Not Active. This FSP clarifies the application of FAS 157 in a market that is not active. The impact of adoption of these standards as of January 1, 2008 was not material to the Plan’s net assets available for benefits.

MOTOROLA 401(k) PLAN
Notes to Financial Statements
December 31, 2008 and 2007
(2)	Summary of Significant Accounting Policies (Continued)
(d)	Effect of Newly Issued But Not Yet Effective Accounting Standards

In April 2009, the FASB issued Staff Position (FSP) No. 157-4, Determining Fair Value When the Volume and Level of Activity for the Asset and Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly. This FSP emphasizes that even if there has been a significant decrease in the volume and level of activity, the objective of a fair value measurement remains the same. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction (that is, not a forced liquidation or distressed sale) between market participants. The FSP provides a number of factors to consider when evaluating whether there has been a significant decrease in the volume and level of activity for an asset or liability in relation to normal market activity. In addition, when transactions or quoted prices are not considered orderly, adjustments to those prices based on the weight of available information may be needed to determine the appropriate fair value. The FSP also requires increased disclosures. This FSP is effective for annual reporting periods ending after June 15, 2009, and shall be applied prospectively. Plan management does not expect the adoption to have a material effect on the Plan’s net assets available for benefits or changes therein.

(e)	Investment Valuation and Income Recognition

The Plan’s investments are reported at fair value. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

FAS 157 defines fair value as the price that would be received by the Plan for an asset or paid by the Plan to transfer a liability (an exit price) in an orderly transaction between market participants on the measurement date in the Plan’s principal or most advantageous market for the asset or liability. FAS 157 establishes a fair value hierarchy which requires the Plan to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The hierarchy places the highest priority on unadjusted quoted market prices in active markets for identical assets or liabilities (level 1 measurements) and gives the lowest priority to unobservable inputs (level 3 measurements). The three levels of inputs within the fair value hierarchy are defined as follows:
Level 1: Quoted prices (unadjusted) for identical assets or liabilities in active markets that the Plan has the ability to access as of the measurement date.
Level 2: Significant other observable inputs other than level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.
Level 3: Significant unobservable inputs that reflect the Plan’s own assumptions about the assumptions that market participants would use in pricing an asset or liability.

MOTOROLA 401(k) PLAN
Notes to Financial Statements
December 31, 2008 and 2007
(2)	Summary of Significant Accounting Policies (Continued)
In many cases, a valuation technique used to measure fair value includes inputs from multiple levels of the fair value hierarchy. The lowest level of significant input determines the placement of the entire fair value measurement in the hierarchy.
The following are descriptions of the valuation methods and assumptions used for investments of the Plan, including securities loaned and collateral for securities loaned.
The fair values of publicly traded common stocks are determined by obtaining quoted prices on nationally recognized securities exchanges (level 1 inputs).
Fair values of U.S. Treasury and agency securities are determined based on recent bid prices (level 2 inputs).
Corporate bonds are valued based on yields currently available on comparable securities of issuers with similar credit ratings (level 2 inputs). When quoted prices are not available for identical or similar bonds, the bond is valued using matrix pricing, a mathematical technique widely used in the industry to value debt securities without relying exclusively on quoted prices for the specific securities but rather by relying on the securities’ relationship to other benchmark quoted securities (level 2 inputs). Certain corporate bonds are valued using extrapolated data, proprietary models, and indicative quotes (level 3 inputs).
The fair values of investments in most common collective trusts are valued as determined by the custodian based on their net asset values and supported by the value of the underlying securities and by the unit prices of actual purchase and sale transactions occurring as of or close to the financial statement date (level 2 inputs). Short-term investments consist of a common collective trust with principal preservation as its primary objective.
Fair values of certificates of deposit are estimated to approximate deposit account balances, payable on demand, as no discounts for credit quality or liquidity were determined to be applicable (level 2 inputs).
Participant loans are reported at amortized cost. The fair value of participant loans is not practicable to estimate due to restrictions placed on the transferability of the loans.

MOTOROLA 401(k) PLAN
Notes to Financial Statements
December 31, 2008 and 2007
(2)	Summary of Significant Accounting Policies (Continued)
Investments measured at fair value on a recurring basis are summarized below:

Fair Value Measurements
at December 31, 2008 Using
	Quoted Prices in	Significant
	Active Markets	Other	Significant
	for Identical	Observable	Unobservable
	Assets	Inputs	Inputs
	(Level 1)	(Level 2)	(Level 3)
Investments, excluding participant loans	$147,748	$4,143,453	$224
The table below presents a reconciliation of Plan investments measured at fair value on a recurring basis using significant unobservable inputs (level 3) for the year ended December 31, 2008, including the reporting classifications for the applicable gains and losses included in the statement of changes in the net assets available for benefits:

Fair Value Measurements using Significant
Unobservable Inputs (Level 3) (in thousands)
Corporate bonds
Beginning balance, January 1, 2008	$—
Total unrealized and unrealized gains or losses	0
Included in change in net assets available for benefits:
Interest and dividend income	—
Net realized and unrealized appreciation (depreciation)	(13)
Purchases, sales, issuances and settlements (net)	237
Transfers in and / or out of Level 3	—

Ending balance, December 31, 2008	$224

(f)	Administrative and Other Expenses
The expenses necessary to administer the Plan are paid out of Plan assets. Certain plan related expenses may be paid by the Company at its discretion.
(g)	Payment of Benefits
Benefits are recorded when paid.

MOTOROLA 401(k) PLAN
Notes to Financial Statements
December 31, 2008 and 2007
(2)	Summary of Significant Accounting Policies (Continued)
(h)	Risk and Uncertainties

The Plan invests in various investment securities. These investment securities are exposed to various risks, such as interest rate, market, liquidity and credit risks. Due to the level of risk associated with certain investment securities and the sensitivity of certain fair value estimates to changes in valuation assumptions, it is at least reasonably possible that changes in the value of investment securities will occur in the near term and that such changes could materially affect the participants’ account balances and the amounts reported in the statement of net assets available for benefits.

(i)	Reclassification

Certain amounts in the December 31, 2007 financial statements have been reclassified to conform to the December 31, 2008 presentation.
(3)	Party-in-Interest Transactions

Certain Plan assets are invested in participant loans or investments managed by The Northern Trust Company, the custodian and trustee of the Plan, therefore, these transactions qualify as party-in-interest transactions. These transactions are not, however, considered prohibited transactions under section 408(b) of the ERISA regulations. The Plan paid certain administrative fees to the trustee, third-party administrator, and various investment managers which qualify as party-in-interest transactions.

At December 31, 2008 and 2007, the Plan had $147,748,093 and $383,338,516, respectively, invested in Company stock through a unitized investment fund managed by the trustee. The Plan held 33,351,714 and 23,898,910 shares of Company stock as of December 31, 2008 and 2007, respectively. The Plan also received dividend income on Company stock of $5,238,640 for 2008.

(4)	Investments

At December 31, 2008, the fair value of individual investments which exceeded 5% of net assets available for benefits are as follows (in thousands):

Northern Trust Common Collective Funds:
S&P 500 Equity Index Fund	$1,287,177
S&P Midcap 400 Equity Index Fund	384,907
EAFE Index Fund	566,283
Collective Daily Aggregate Bond Fund	883,359

Short Term Investment Fund	522,724

MOTOROLA 401(k) PLAN
Notes to Financial Statements
December 31, 2008 and 2007
(4)	Investments (Continued)

At December 31, 2007, the fair value of individual investments which exceeded 5% of net assets available for benefits are as follows (in thousands):

Northern Trust Common Collective Funds:
S&P 500 Equity Index Fund	$2,035,103
S&P Midcap 400 Equity Index Fund	671,089
EAFE Index Fund	1,018,360
Collective Daily Aggregate Bond Fund	1,033,089

Motorola, Inc. Common Stock	383,338
During 2008, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows (in thousands):

U.S. Government and agencies securities	$2,248
Corporate bonds and debentures	(14,985)
Motorola, Inc. common stock	(303,507)
Short-term and other investments	(1,137)
Investments in common/collective trusts	(1,478,597)

Net depreciation in fair value of investments	$(1,795,978)

(5)	Securities Lending
The Plan has entered into securities lending transactions with broker/dealers for which fees are paid to the Plan. The securities are required to be 100% collateralized by cash, U.S. Government securities, or irrevocable bank letters of credit. The transferee may sell or re-pledge the securities loaned. Fees earned on securities lending activity are included in interest income. Either party may terminate the lending agreement at any time and the collateral shall be used for any failure to deliver borrowed securities.

MOTOROLA 401(k) PLAN
Notes to Financial Statements
December 31, 2008 and 2007
(5)	Securities Lending (Continued)

Fair value of securities loaned by type of investment and corresponding collateral that pertain to the Plan’s assets at December 31, 2008 were as follows (in thousands):

	Securities	Collateralized by
	under		Corporate and
	lending		Government
	agreements	Cash	Bonds and Notes
U.S. Government and agency securities	$63,042	$—	$64,337
U.S. Equities	13,666	—	13,766
Corporate bonds and debentures	12,551	—	12,797

Total securities lending in Plan	$89,259	$—	$90,900

Fair value of securities loaned by type of investment and corresponding collateral that pertain to the Plan’s assets at December 31, 2007 were as follows (in thousands):

	Securities	Collateralized by
	under		Corporate and
	lending		Government
	agreements	Cash	Bonds and Notes
U.S. Government and agency securities	$52,922	$—	$53,960
Corporate bonds and debentures	6,056	—	6,207

Total securities lending in Plan	$58,978	$—	$60,167

Effective September 19, 2008, Northern Trust declared a collateral deficiency under its Securities Lending Authorization Agreement (“Lending Agreements”) with respect to five of its commingled cash collateral investment pools. As a consequence of the collateral deficiency and because participating clients of the collateral pool hold the risk of loss on the collateral, Northern Trust has allocated a portion of the collateral deficiency to each participating client, including the Plan, with the Plan’s allocation being $1,153,592.
On September 29, 2008, Northern Trust made a cash payment to the collateral pool which reduced the Plan’s allocated portion of the collateral deficiency by approximately $100,000. The deficiency as of December 31, 2008 was $1,149,762. This is a liability of the Plan since the Plan has the obligation to repay the amount of the original collateral which is currently deficient by $1,149,762. The total collateral obligation which is recorded as a liability on the Plan’s financial statements, including the deficiency, is $92,050,000.

MOTOROLA 401(k) PLAN
Notes to Financial Statements
December 31, 2008 and 2007
(5)	Securities Lending (Continued)

The Plan has been informed by Northern Trust that there is no immediate repayment required from participating clients to fund the deficiency unless a client decides to exit the Lending Agreements. As of December 31, 2008, the Plan has not exited the Lending Agreements. The risk of realized loss to the Plan associated with this collateral deficiency is not determinable.

(6)	Federal Income Taxes

The Plan has received a favorable determination letter dated November 21, 2002 from the Internal Revenue Service regarding the Plan’s Federal income tax status. The Plan qualifies under the provisions of Section 401(a) of the Internal Revenue Code (IRC) of 1986, as amended. The trust is exempt from Federal income taxes pursuant to the provisions of Section 501(a) of the Code. The Plan has been amended since receiving the determination letter. However, the plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

(7)	Transfer of Assets Relating to Acquisitions and Separations

The following net assets were transferred in / (out) of the Plan during the plan year ended December 31, 2008 as a result of Company acquisitions and separations (in thousands):

		Amount
		Transferred
Effective date	Acquisition/Separation	in/(out)
January 18, 2008	Symbol Technologies	$245,184
January 25, 2008	Emerson	(11,564)

Net transfers		$233,620

(8)	Legal Matters

In the ordinary course of business, Motorola is a defendant on behalf of the Plan in various lawsuits, including actions filed by former participants. The Plan Sponsor believes these legal proceedings will not have a material adverse effect on the Plan or the financial results of the Plan.

(9)	Subsequent Events

On March 26, 2008, Motorola announced that it would split itself into two publicly traded companies. It is still uncertain as to when the split will occur or how it will impact the Plan.

Effective January 1, 2009, Company contributions to the Plan were suspended until a future decision is made by Motorola to provide for such contributions.

Motorola, Inc. 401(k) Plan
Form 5500 Schedule H, Part IV, Line 4i
Schedule of Assets (Held at End of Year)
December 31, 2008
Name of Plan Sponsor: Motorola, Inc.
Employer Identification Number: 36-1115800
Three-Digit Plan Number: 001

	(b)	(c)
	Identity of Issue,	Description of Investment Including,		(In 1000’s)
	Borrower, Lessor,	Maturity Date, rate of Interest,	(d)	(e)
(a)	or Similar Party	Collateral, Par or Maturity Value	Cost	Current Value
		Short Term and Other Investments - Certificates of Deposit
	ROYAL BANK	ROYAL BK CDA N Y BRH INSTL CTF DEP PROGRMTN DTD 01-01-1940 5.29 02-02-2009	**	1,690

		Total Short Term and Other Investments		1,690

		U.S. Treasury and Agency Securities
	FHLMC	FEDERAL HOME LN BKS 3.375% DUE 02-27-2013	**	1,036
	FHLMC	FEDERAL HOME LN BKS SER 6T-9009 CL 1 3.84% DUE 11-25-2009/03-25-2009 REG	**	1,223
	FHLMC	FEDERAL HOME LN MTG CORP POOL #A2-5411 6% 08-01-2034 BEO	**	857
	FHLMC	FEDERAL HOME LN MTG CORP POOL #A4-7403 5% 10-01-2035 BEO	**	2,054
	FHLMC	FEDERAL HOME LN MTG CORP POOL #G1-2215 5.5% 07-01-2021 BEO	**	674
	FHLB	FHLB BD 3.75 08-18-2009	**	3,061
	FHLB	FHLB BD 5.25 06-11-2010	**	638
	FHLB	FHLB FEDERAL HOME LOAN BANKYIELD TO MATURITY 3.688 3.625 10-18-2013	**	2,630
	FHLMC	FHLMC GOLD C00632 7 07-01-2028	**	31
	FHLMC	FHLMC GOLD C00647 6.5 09-01-2028	**	56
	FHLMC	FHLMC GOLD G1-8205 6 09-01-2022	**	3,127
	FHLMC	FHLMC MULTICLASS FEDERAL HOME LOAN MTG CORP 5.5 10-15-2029	**	1,628
	FHLMC	FHLMC MULTICLASS PREASSIGN 00416 6 11-15-2027	**	501
	FHLMC	FHLMC MULTICLASS SER 1751 CL PK 8.0 MTG PARTN CTF DUE 09-15-2024 REG	**	446
	FHLMC	FHLMC MULTICLASS SER 2596 CL J 5 01-15-2017	**	273
	FHLMC	FHLMC MULTICLASS SER 2665 CL WB 5.5 07-15-2027	**	824
	FHLMC	FHLMC MULTICLASS SER 2672 CL HA 4 09-15-2016	**	456
	FHLMC	FHLMC MULTICLASS SER 2706 CL EM 4.5 09-15-2020	**	542
	FHLMC	FHLMC MULTICLASS SER 2841 CL PX 5.5 11-15-2027	**	291
	FHLMC	FHLMC MULTICLASS SER 2841 CL PX 5.5 11-15-2027	**	448
	FHLMC	FHLMC MULTICLASS SER 2938 CL WA 5 05-15-2026	**	354
	FHLMC	FHLMC MULTICLASS SER 2980 CL LB 5.5 06-15-2028	**	821
	FHLMC	FHLMC MULTICLASS SER 3018 CL UD 5.5 09-15-2030	**	1,036
	FHLMC	FHLMC MULTICLASS SER 3176 CL HL 5 02-15-2028	**	856
	FHLMC	FHLMC MULTICLASS SER 3189 CL PJ 6 03-15-2030	**	403
	FHLMC	FHLMC MULTICLASS SER 3211 CL KD 5.5 08-15-2028	**	543
	FHLMC	FHLMC MULTICLASS SER 3211 CL PA 5.5 11-15-2029	**	1,386
	FHLMC	FHLMC POOL #1J-1917 ADJ RT 10-01-2038	**	418
	FNMA	FNMA MTN 4.625 12-15-2009	**	5,510
	FNMA	FNMA NT 2.75 04-11-2011	**	1,231
	FNMA	FNMA POOL #555592 5.5% 07-01-2033 BEO	**	1,106
	FNMA	FNMA POOL #649654 7% DUE 07-01-2032 REG	**	29
	FNMA	FNMA POOL #681377 5% DUE 01-01-2018 REG	**	1,229
	FNMA	FNMA POOL #721552 4.58% 07-01-2033 BEO	**	260
	FNMA	FNMA POOL #889873 ADJ RT DUE 09-01-2038 BEO	**	624
	FNMA	FNMA POOL #920776 ADJ RT DUE 03-01-2034 REG	**	92
	FNMA	FNMA POOL #933734 7% 04-01-2038 BEO	**	430
	FNMA	FNMA PREASSIGN 00320 3.25 02-15-2009	**	3,512
	FNMA	FNMA PREASSIGN 00638 5.5 11-25-2031	**	454
	FNMA	FNMA REMIC SER 2002-57 CL-JD 6 01-25-2031/02-25-2009	**	25
	FNMA	FNMA REMIC SER 2005-38 CL DN 5 12-25-2017	**	296
	FNMA	FNMA REMIC TR 2003-124 CL-AD 4.5 01-25-2029	**	739
	FNMA	FNMA REMIC TR 2005-36 CL-BA 4.5 10-25-2026	**	333
	FNMA	FNMA REMIC TR 2005-53 CL-MB 5.5 07-25-2029	**	1,737
	GNMA	GNMA 2003-036 REMIC TR CL C 4.254 02-16-2031	**	69
	GNMA	GNMA 2006-006 REMIC PASSTHRU CL A 4.04500007629 10-16-2023	**	198
	GNMA	GNMA 2006-032 REMIC PASS THRU CTF CL A 5.07899999619 01-16-2030	**	482
	GNMA	GNMA POOL #780677 SER 2017 8% DUE 11-15-2017 REG	**	114
	GNMA	2006-068 REMIC PASSTHRU CTF CL A 3.88800001144% DUE 07-16-2026 REG	**	1,417
	GNMA	2007-4 REMIC PASSTHRU CTF CL A 4.20599985123% DUE 06-16-2029 BEO	**	448
	UNITED STATES GOVERNMENT	UNITED STATES TREAS NTS .875% DUE 12-31-2010 REG	**	4,585
	UNITED STATES GOVERNMENT	UNITED STATES TREAS NTS 1.5% DUE 12-31-2013 REG	**	3,687
	UNITED STATES GOVERNMENT	UNITED STATES TREAS NTS 2% DISC NT 30/11/2013 USD1000 2% DUE 11-30-2013 REG	**	4,617
	UNITED STATES GOVERNMENT	UNITED STATES TREAS NTS DTD 00124 4.875%DUE 04-30-2011 REG	**	10,269
	UNITED STATES GOVERNMENT	UNITED STATES TREAS NTS DTD 00160 4.5% DUE 05-15-2010 REG	**	8,707
	UNITED STATES GOVERNMENT	UNITED STATES TREAS NTS DTD 00167 4.625%DUE 07-31-2009 BEO	**	620
	UNITED STATES GOVERNMENT	UNITED STATES TREAS NTS DTD 00172 4% DUE09-30-2009 REG	**	9,078
	UNITED STATES GOVERNMENT	UNITED STATES TREAS NTS US TREASURY T-NOTE 2.875% DUE 06-30-2010 REG	**	16,828
	UNITED STATES GOVERNMENT	US TREAS NTS DTD 00151 4.75 DUE 02-15-2010 REG	**	1,388
	UNITED STATES GOVERNMENT	US TREAS NTS DTD 00163 4.75 DUE 05-31-2012 REG	**	2,625
	UNITED STATES GOVERNMENT	US TSY 4.125 15AUG10	**	6,541
	UNITED STATES GOVERNMENT	UTD STATES TREAS NTS 2.75 NT 31/10/2013 USD1000 2.75 DUE 10-31-2013 REG	**	1,967

		Total U.S Treasury and Agency Securities ***		117,860

		Corporate Debt Instruments - Preferred
	5TH 3RD BANK	5TH 3RD BK CIN OH MEDIUM TE TRANCHE # SR00014 4.2 DUE 02-23-2010 BEO	**	481
	ALLSTATE	ALLSTATE CORP SR NT 7.2 DUE 12-01-2009 BEO	**	505
	AMERICAN EXPRESS	AMERN EXPRESS CR CORP MEDIUM TERM NTS TRANCHE # TR 00047 5 DUE 12-02-2010 BEO	**	680
	AMERICREDIT	AMERICREDIT AUTOMOBILE RECEIVABLES TR 205.43 DUE 11-08-2010 REG	**	99
	AMERICREDIT	AMERICREDIT AUTOMOBILE RECEIVABLES TR SER 2005-AX CL A-4 10-06-2011 REG	**	544
	AMERIQUEST	AMERIQUEST MTG SECS INC 2004-FR1 AST BKDCTF CL A-5 4.455 DUE 05-25-2034 REG	**	586
	ASSET BACKED	ASSET BACKED NT CL A-3A 4.46% DUE 04-16-2012 BEO	**	959
	BANK OF AMERICA	BK AMER CORP BK AMER CORP SUB 6.25 DUE 04-15-2012 BEO	**	668
	BANK OF NEW YORK	BK NY INC MEDIUM TERM SR NTS BOO TRANCHE# TR 00029 4.95 DUE 11-01-2012	**	431
	BAY VIEW	BAY VIEW 2005-3 OWNER TR 2005-3 CL A-4 5.01% DUE 06-25-2014 REG	**	574
	BELLSOUTH	BELLSOUTH CAP FDG CORP 7.75 DUE 02-15-2010 BEO	**	424
	BERKSHIRE	BERKSHIRE HATHAWAY FIN CORP GTD SR NT 4.125% DUE 01-15-2010/01-11-2005 REG	**	1,010
	BSCH	BSCH ISSUANCES LTD SUB NT DTD 09/14/20007.625% DUE 09-14-2010 BEO	**	1,094
	CAPITAL ONE	CAP 1 BK MEDIUM TERM SR BK NTS BOOK ENTRY NT 5 DUE 06-15-2009 REG	**	493
	CAPITAL ONE	CAP 1 PRIME AUTO RECEIVABLES TR 20 NT CLA-2 5.05 DUE 03-15-2010 REG	**	118
	CAPITAL ONE	CAPITAL ONE AUTO FIN TR 2006-A NT CL A-35.33% DUE 11-15-2010/02-15-2009 REG	**	60
	CARMAX	CARMAX AUTO OWNER SER 2006-2 CL A-3 5.15 DUE 02-15-2011 BEO	**	459
	CATERPILLAR	CATERPILLAR FINL ASSET TR 2008-A NT CL A-2A 4.09000015259% DUE 12-25-2010 REG	**	765
	CATERPILLAR	CATERPILLAR FINL SVCS CORP MEDIUM TERM NTS-BOOK ENTRY MTN 5.125% DUE 10-12-2011	**	631
	CENTEX	CENTEX HOME EQUITY LN TR 200 SEN_FIX_CAP04/25/ 10-25-2035 BEO	**	237
	CISCO	CISCO SYS INC SR NT 5.25% DUE 02-22-2011REG	**	519
	CITIGROUP	CIT EQUIP COLL TR SER 2006-VT1 CL A-4 5.16% DUE 02-20-2013 BEO	**	743
	CITIGROUP	CITIGROUP INC C 5 1/2 08/27/12 5.5 DUE 08-27-2012 BEO	**	786

Motorola, Inc. 401(k) Plan
Form 5500 Schedule H, Part IV, Line 4i
Schedule of Assets (Held at End of Year)
December 31, 2008
Name of Plan Sponsor: Motorola, Inc.
Employer Identification Number: 36-1115800
Three-Digit Plan Number: 001

	(b)	(c)
	Identity of Issue,	Description of Investment Including,		(In 1000’s)
	Borrower, Lessor,	Maturity Date, rate of Interest,	(d)	(e)
(a)	or Similar Party	Collateral, Par or Maturity Value	Cost	Current Value
	CITIGROUP	CITIGROUP INC NT 4.125% DUE 02-22-2010 BEO	**	493
	1ST UN NATL BK	CMO 1ST UN NATL BK COML MTG TR 2002-C1 MTG PASSTHRU CTF CL A-1 0 08-12-2010 BEO	**	454
	BANC AMER	COML MTG TR 2007-2 5.634 DUE 06-10-2012 BEO	**	372
	BAYVIEW FINL	MTG PASS-THROUGH TR 2006-C CL 1-A1 FLT RT DUE 11-28-2036 BEO	**	176
	BEAR STEARNS INC	ALT-A TR 2004-9 MTG PASSTHRU CTF CL VI-A-1 09-25-2034 REG	**	98
	BEAR STEARNS INC	COML MTG PSTRU CTF CL A-2 2001-TOP2 6.48 4-15-11 BE	**	1,757
	C-BASS	MTG LN TR 2007-CB2 CBASS 2007-CB2 A2A 2/25/37 DUE 02-25-2037 BEO	**	341
	CHASE	MTG FIN TR SER 2005-A1 CL 3A1 FLT RT DUE 12-25-2035 REG	**	139
	CITIGROUP	MTG LN TR 2006-AR1 MTG BKDNT CL I-A1 DUE 10-25-2035 REG	**	280
	CITIGROUP	MTG LN TR 2006-AR7 MTG CL 1-A4A VAR DUE 11-25-2036 REG	**	297
	CITIGROUP	MTG LN TR DUE 03-25-2034 REG	**	120
	WAMU	CMO CL 1-A1 5.5985% DUE 12-25-2036 REG	**	210
	CREDIT SUISSE 1ST BSTN	MTG SECS CORPSER 2005-C4 CL A2 DUE 08-15-2038 BEO	**	565
	CWMBS INC	2003-56 MTG PASSTHRU CTF CL 3-A-6 4.49% DUE 12-25-2033 REG	**	421
	CWMBS INC	2003-J11 MTG PASSTHRU CTF CL 1-A-5 5.25 DUE 10-25-2033 REG	**	316
	CWMBS INC	2005-HYB10 MTG PASSTHRU CTF CL 5-A-1 DUE 02-20-2036 REG	**	169
	CWMBS INC	2005-HYB6 MTG PASSTHRU CTFCL 1-A-1 DUE 10-20-2035 REG	**	256
	FHASI	MTG PASSTHRU TR 07-A SEC CMO 07 AR1 1A1 00.000%MAR25 37 052537 BEO	**	215
	FIRST UN NATL BK	COML MTG TR SER 1999-C4 CL A-2 7.39% DUE 12-15-2031 BEO	**	834
	GMAC	COML MTG SEC INC MTG PASSTHRU CTF SER 99-C2 CL A-2 6.945 9-15-33 BEO	**	358
	GS MTG SEC CORP	2004-7 MTG PASSTHRUCTF CL 1A2 DUE 06-25-2034 REG	**	97
	GSR MTG LN TR	2007 AR1 MTG PASSTHRU CTF CL 2A1 DUE 03-25-2047 REG	**	—
	HARBORVIEW	MTG LN TR 2005-4 MTG PASSTHRU CTF CL 3-A1 DUE 07-19-2035 REG	**	182
	JP MORGAN CHASE	COML MTG SECS TR 2007-C 5.538 DUE 02-12-2049 REG	**	732
	JP MORGAN CHASE	COML MTG SECS TR 2007-L CL A-1 5.651 DUE 07-15-2045 REG	**	505
	JP MORGAN CHASE	MTG TR 2005-A4 MTG PASSTHRU CTF CL 3-A-2 DUE 07-25-2035 REG	**	333
	JP MORGAN CHASE	MTG TR 2005-A5 MTG PASSTHRU CTF CL 2-A-2 DUE 08-25-2035 REG	**	282
	JP MORGAN CHASE	MTG TR 2005-A8 MTG PASSTHRU CTF CL 2-A-7 DUE 11-25-2035 REG	**	264
	JP MORGAN CHASE	MTG TR 2007-A1 CL 6-A-1 4.77718% DUE 07-25-2035 BEO	**	194
	LB-UBS	COML MTG TR 2000-C5 COML MTG PASSTHRU CTF CL A-2 6.51 12-15-26	**	571
	MASTR ALTERNATIVE LN TR	2004-3 CL 8-A-1 7% DUE 04-25-2034 REG	**	32
	MORGAN STANLEY	CAP I INC SER 2005-HQ5 CL A2 4.809% DUE 01-14-2042 BEO	**	585
	MORGAN STANLEY	CAP TR I 2007-HQ11 5.359 DUE 02-12-2044 REG	**	475
	MORGAN STANLEY	MTG LN TR 2006-8AR CL5-A-2 5.43894481659 DUE 06-25-2036 REG	**	380
	POPULAR	ABS INC 2005-3 CL AF-3 4.43699979782% DUE 07-25-2035 REG	**	767
	PRUDENTIAL	SECS SECD FING CORP 1999-C2 CL F DUE 06-16-2031 REG	**	598
	RESDNTL ACCREDIT LNS INC	MTG PASS TH2004-QS11 CL A-3 5.5 08-25-2034 REG	**	214
	RESDNTL AST MTG PRODS INC	2004-SL4 CL A-IV 7 DUE 06-25-2032 REG	**	360
	SEQUOIA	MTG TR 2007-1 MTG PASS THRU CTF CL 2-A1 DUE 02-20-2047 REG	**	204
	STRUCTURED AST SECS CORP	2003-24A MTG CL 3-A2 DUE 07-25-2033	**	337
	TEACHERS INS & ANNUITY ASSN AMER	2001-C1 CMO 144A 6.68 DUE 06-19-2031 BEO	**	650
	WAMU	MTG PASS THRU CTFS SER 2006-AR18 CL 1-A1 VAR RT 1-25-2037 BEO	**	352
	WAMU	MTG PASS THRU CTFS SER 2007-HY3TR CL 4-A1 FLT RT 3-25-37 REG	**	230
	WAMU	MTG PASS THRU CTFS SER 2006 AR8CL 1-A3 VAR RATE 5.942 8-25-2046 REG	**	223
	WAMU	MTG PASS-THRU CTFS 2003-AR4 CL A-7 VAR 3.95 DUE 05-25-2033 BEO	**	114
	WAMU	MTG PASS-THRU CTFS 2005-AR16 CL1A3 0 DUE 12-25-2035 REG	**	155
	WELLS FARGO	2006-AR10 TR MTG CTF CL IV-A-1 DUE 07-25-2036 REG	**	336
	WELLS FARGO	MTG BACKED SECS 2006-AR10 TR CL VA1 FLT RT 7-25-2036 REG	**	94
	WELLS FARGO	MTG BACKED SECS 2006-AR17 CL A-1 DUE 10-25-2036 REG	**	135
	WELLS FARGO	MTG BACKED SECS 2003-A TR DUE 02-25-2033 BEO	**	151
	WELLS FARGO	MTG BACKED SECS 2006-AR8CL III-A-2 VAR 5.2379 DUE 05-25-2036 REG	**	266
	WELLS FARGO	MTG BKD SECS 2005-AR16 TR CL III-A-1 DUE 10-25-2035 REG	**	469
	WELLS FARGO	MTG BKD SECS 2005-AR16 TR CL IV-A-2 DUE 10-25-2035 REG	**	158
	CNH	CNH EQUIP TR 2008-B NT CL A-3A 4.78000020981% DUE 07-15-2012 REG	**	818
	COCA COLA	COCA COLA ENTERPRISES INC NT 4.25% DUE 09-15-2010/09-14-2010 BEO	**	1,503
	CONOCO	CONOCO FDG CO NT 6.35% DUE 10-15-2011 BEO	**	526
	CONSUMERS	CONSUMERS FDG LLC 2001-1 SECURITIZATION BD CL A-5 5.43% DUE 04-20-2015 BEO	**	1,249
	CR ACCEP	CR ACCEP AUTO DEALER LN TR 2007-2 6.16 DUE 04-15-2013 BEO	**	1,127
	CREDIT SUISSE	CR SUISSE 1ST BSTN USA INC 6.125 DUE 11-15-2011/11-14-2011 BEO	**	505
	CREDIT SUISSE	CREDIT SUISSE FIRST BOSTON USA INC NT 4.875% DUE 08-15-2010	**	260
	CWABS	CWABS INC 2005-1 ASSET BKD CTF CL AF-3 FLTG RATE 09-25-2031 REG	**	193
	DAIMLERCHRYSLER	DAIMLERCHRYSLER AUTO TR 2008-B NT CL A-2A 3.80999994278% DUE 07-08-2011 REG	**	499
	DEUTSHE BANK	DEUTSCHE BK AG GL MED TERM NTS TRANCHE #TR 00183 5.375 10-12-2012 REG	**	205
	DEUTSHE BANK	DEUTSCHE BK AG GL MEDIUM TRM NTS BK TRANCHE # TR 00311 4.875 5-20-2013 REG	**	442
	DEUTSHE BANK	DEUTSCHE BK AG GLOBAL MEDIUM TERM NTS BOTRANCHE # TR 00182 5 DUE 10-12-2010	**	364
	DISNEY	DISNEY WALT CO 5.7 DUE 07-15-2011 BEO	**	530
	DOMINION	DOMINION RES INC DEL SR NT SER D 5.125% DUE 12-15-2009/12-14-2009 BEO	**	499
	DU PONT	DU PONT E I DE NEMOURS & CO 5% DUE 07-15-2013 BEO	**	352
	EOG	EOG RES INC NTS 6.125% DUE 10-01-2013/09-30-2008 BEO	**	543
	FINANCEMENT	FINANCEMENT QUE NT 5 DUE 10-25-2012 BEO	**	699
	FORD	FORD CR AUTO OWNER TR 2006 C CL A4A 5.15000009537% DUE 02-15-2012 BEO	**	1,238
	FORD	FORD CR AUTO OWNER TR 2006 C NT CL A 3 5.15999984741% DUE 11-15-2010 REG	**	766
	FORD	FORD CR AUTO OWNER TR 2007-A CL A-3A 5.40000009537% DUE 08-15-2011 BEO	**	363
	GE	GE CAP CR CARD MASTER NT TR 2006 1 ASSETBKD NT CL A 5.08% DUE 09-15-2012 REG	**	683
	GE	GEN ELEC CAP CORP MEDIUM TERM NTS BO TRANCHE # TR 00654 4.25 9-13-2010 REG	**	502
	GOLDMAN SACHS	GOLDMAN SACHS GROUP INC NT 6.875 DUE 01-15-2011 BEO	**	589
	GOLDMAN SACHS	GOLDMAN SACHS GROUP INC SR NT DTD 01/13/2004 3.875% DUE 01-15-2009 REG	**	200
	GOLDMAN SACHS	GS AUTO LN TR 2006-1 NT CL A-4 5.38% DUE01-15-2014 REG	**	708
	GOLDMAN SACHS	GS AUTO LN TR 2006-1 NT CL A-4 5.38% DUE01-15-2014 REG	**	519
	GREEN TREE	GREEN TREE FINL CORP 1995-3 MFD HSG SR/SUB PASSTHRU CL M-1 7.95 08-15-2025	**	92
	HARLEY-DAVIDSON	HARLEY-DAVIDSON MOTORCYCLE TR 2006-3 BKD NT CL B 5.43 DUE 11-15-2014 REG	**	567
	HONDA	HONDA AUTO RECEIVABLES 2007-1 OWNER TR CL A-3 5.09999990463% DUE 03-18-2011 BEO	**	1,043
	HSBC	HSBC AUTOMOTIVE TR 2005-3 ASSET BKD NT CL A-4 4.94% DUE 11-17-2012 REG	**	456
	HSBC	HSBC AUTOMOTIVE TR 2007-1 CL A-3 5.3% DUE 11-17-2011 BEO	**	573
	HSBC	HSBC AUTOMOTIVE TR SER 2005-1 CL A-4 4.35% DUE 06-18-2012 REG	**	278
	HSBC	HSBC AUTOMOTIVE TR USA 2006-1 AUTO REC CL A-4 5.53 DUE 03-18-2013 REG	**	559
	HSBC	HSBC AUTOMOTIVE TR USA 2006-3 5.34000015259% DUE 09-17-2013	**	484
	HSBC	HSBC HOME EQTY LN TR USA 06-4 CLOSED-ENDASTBKD CTF A-1F 5.79 DUE 032036 REG	**	65
	HSEHD	HSEHD FIN CORP NT 6.375 DUE 10-15-2011 BEO	**	900
	HYUNDAI	HYUNDAI AUTO RECEIVABLES TR 2007-A NT CLA-3A 5.03999996185% DUE 01-17-2012 REG	**	334
	HYUNDAI	HYUNDAI AUTO RECEIVABLES TR SER 2004-A CL A4 FLT RT 08-15-2011 REG	**	274
	IMC	IMC HOME EQTY LN TR SER 1998-3 PASSTHRU CTF CL A-8 6.34 DUE 08-20-2029BEO	**	23
	JOHN DEERE	DEERE JOHN CAP CORP MEDIUM TERM NTS BOOKTRANCHE # TR 00318 3.75 01-13-09	**	600
	JPMORGAN	J P MORGAN ALTERNATIVE LN TR 2006-S1 MTGPASSTHRU CTF CL 3-A-1A 25 MAR 2036	**	174

Motorola, Inc. 401(k) Plan
Form 5500 Schedule H, Part IV, Line 4i
Schedule of Assets (Held at End of Year)
December 31, 2008
Name of Plan Sponsor: Motorola, Inc.
Employer Identification Number: 36-1115800
Three-Digit Plan Number: 001

	(b)	(c)
	Identity of Issue,	Description of Investment Including,		(In 1000’s)
	Borrower, Lessor,	Maturity Date, rate of Interest,	(d)	(e)
(a)	or Similar Party	Collateral, Par or Maturity Value	Cost	Current Value
	JPMORGAN	J P MORGAN CHASE & CO MED TERM SR NTS TRANCHE # SR 00192 4.85 6-16-11	**	1,706
	JPMORGAN	J P MORGAN MTG ACQSTN TR 2007-CH1 ABS AF-1B 5.935 11-25-2036REG	**	233
	JPMORGAN	JPMORGAN CHASE & CO FORMERLY J P MORGAN 4.6 DUE 01-17-2011	**	491
	JPMORGAN	JPMORGAN CHASE & CO FORMERLY J P MORGAN SR NT 5.6 DUE 06-01-2011 REG	**	844
	LONG BEACH	LONG BEACH ACCEP AUTO RECEIVABLES TR 200AST BKD NT CL A-3 5.14 DUE 08-15-2011	**	233
	MERRILL LYNCH	MERRILL AUTO TR SECURITIZATION 2008-1 AST BKD NT CL A-2A 4.27 12-15-2010	**	988
	MERRILL LYNCH	MERRILL LYNCH & CO INC MEDIUM TERM NTS BTRANCHE # TR 00456 4.25 2-8-2010 REG	**	489
	MERRILL LYNCH	MERRILL LYNCH & CO INC MEDIUM TERM NTS BTRANCHE # TR 00456 4.25 2-8-2010 REG	**	562
	MERRILL LYNCH	MERRILL LYNCH & CO INC MEDIUM TERM NTS BTRANCHE # TR 00676 6.15 DUE 04-25-2013	**	377
	MORGAN STANLEY	MORGAN STANLEY & CO INC SR NT DTD 05/07/2003 4.25 DUE 05-15-2010 BEO	**	279
	NATL RURAL	NATL RURAL UTILS COOP FIN CORP COLL TR BD 4.375 DUE 10-01-2010/09-30-2003 BEO	**	248
	NISSAN	NISSAN AUTO RECEIVABLES 2008-A OWNER TR 3.89 DUE 07-15-2010 REG	**	506
	NUCOR	NUCOR CORP 5% DUE 06-01-2013 BEO	**	347
	ORACLE	ORACLE CORP / OZARK HLDG INC NT 5% DUE 01-15-2011 BEO	**	719
	ORACLE	ORACLE CORP ORACLE CORP VAR RT DUE 05-14-2010	**	499
	PG&E	PG&E ENERGY RECOVERY FDG LLC SERIES 2005-1 CLASS-A2 3.87% DUE 06-25-2011 BEO	**	108
	PNC	PNC FDG CORP FDIC GTD TLGP SR NT 1.875% DUE 06-22-2011 REG	**	701
	PNC	PNC FDG CORP SUB NT 7.5 DUE 11-01-2009 BEO	**	724
	PRINCIPAL	PRIN LIFE INC FUNDINGS TRS SECD TRANCHE # TR 00533 5.3 DUE 04-24-2013 REG	**	281
	PRINCIPAL	PRIN LIFE INC FUNDINGS TRS SECD TRANCHE # TR 00555 5.15 DUE 06-17-2011	**	392
	PROTECTIVE LIFE	PROTECTIVE LIFE SECD TRS SECD MEDIUM TERM NTS BOOK ENTRY MTN 4 DUE 10-07-2009	**	870
	FONDO LATINOAMERICANO DE RESERVAS	NT FLTG RATE 144A 5.7575 DUE 02-15-2011	**	726
	DRIVE AUTO	CTF CL A-3 144A 5.49% DUE 04-15-2011/02-15-2009 BEO	**	48
	DRIVE AUTO	CTF CL A-3 144A 5.49% DUE 04-15-2011/02-15-2009 BEO	**	51
	CARGILL INC	NT 144A 3.625% DUE 03-04-2009/03-04-2004 BEO	**	699
	DEUTSCHE MTG SECS INC	2005-WFAR13R CL 5.021 06-25-2035 BEO	**	439
	DMSI	2005-WFAR13R MTG PASSTHRUCTF 144A CL VAR RT DUE 06-26-2035 BEO	**	310
	HUNTINGTON AUTO TR	2008 1 NT CL A-3A 4.81% DUE 04-16-2012 REG	**	1,084
	JP MORGAN CHASE	MTG TR SER 2008-R2 MTG PASSTHRU CTF CL 1-A-1 144A VAR 7-27-37	**	224
	MET LIFE	GLOBAL FDG I MEDIUM TE 144A 5.125 DUE 11-09-2011 BEO	**	196
	WACHOVIA	AUTO LN TR 2006-2 AST BCKD CTF A-3 144A 5.23 DUE 08-22-06 BEO	**	657
	RENAISSANCE	RENAISSANCE HOME EQUITY LN TR 2006-3 ASTBKD NT CL AF-2 5.58 DUE 11-25-2036REG	**	282
	RENAISSANCE	RENAISSANCE HOME EQUITY LN TR 2006-4 MTGPASS THRU CTF CL AF-1 01-25-2037 REG	**	74
	RENAISSANCE	RENAISSANCE HOME EQUITY LN TR 2007-2 ASSET BACKED NT CL AF-1 06-25-2037 REG	**	363
	RESIDENTIAL	RESDNTL AST MTG PRODS INC SER 2004-RS4 CL A-I-4 04-25-2034/03-25-2008 BEO	**	94
	RESIDENTIAL	RESDNTL AST SEC CORP MTG PA 4.704 A/BKD 25/10/2031 USD1000 4.704 10-25-2031 REG	**	206
	SIMON	SIMON PPTY GROUP L P NT 4.6% DUE 06-15-2010 REG	**	446
	SIMON	SIMON PPTY GROUP L P NT 5.375% DUE 06-01-2011 BEO	**	524
	SOUTHERN CO	SOUTHERN CO SR NT SER 2008A FLTG RATE DUE 08-20-2010 BEO	**	184
	TARGET	TARGET CORP NT 7.5 DUE 08-15-2010 BEO	**	519
	TELEFONICA	TELEFONICA EMISIONES S A U SR NT 5.984% DUE 06-20-2011 REG	**	271
	TRIAD	TRIAD AUTO RECEIVABLES TR 2006-A ASSET BKD NT CL A-3 4.77% DUE 01-12-2011 REG	**	115
	TRIAD	TRIAD AUTO RECEIVABLES TR 2006-A ASSET BKD NT CL A-4 4.88% DUE 04-12-2013 REG	**	1,076
	TRIAD	TRIAD AUTOMOBILE RECEIVABLES TR 2006-B A3 5.41 DUE 08-12-2011 BEO	**	326
	TRIAD	TRIAD AUTOMOBILE RECEIVABLES TR 2007-A NT CL A-2 5.35 DUE 03-14-2011 REG	**	92
	TRIAD	TRIAD AUTOMOBILE RECEIVABLES TRUST 2005-A CL A-4 4.22% DUE 06-12-2012 REG	**	223
	TRIAD	TRIAD AUTOMOBILE RECEIVABLES TRUST 2005-A CL A-4 4.22% DUE 06-12-2012 REG	**	612
	UNITEDHEALTH	UNITEDHEALTH GROUP INC UNITED HEALTH GP 5.25% DUE 03-15-2011/03-02-2006 BEO	**	329
	US BANCORP	U S BANCORP MEDIUM TERM NTS- BOOK ENTRY MTN 4.5% DUE 07-29-2010	**	249
	USAA AUTO	USAA AUTO OWNER TR 2008-1 AST BACKED NT CL A-3 4.15999984741 DUE 04-16-2012 REG	**	360
	UTD	UTD TECHNOLOGIES CORP CORP 6.35 DUE 03-01-2011/02-28-2011 BEO	**	634
	VERIZON	VERIZON GLOBAL FDG CORP NT 7.25 DUE 12-01-2010 BEO	**	341
	VOLKSEAGEN	VOLKSWAGEN AUTO LN ENHANCED TR 2008-1 NTCL A-3 4.5% DUE 07-20-2012 BEO	**	379
	WACHOVIA	WACHOVIA AUTO OWNER TR 2006-A CL A4 5.38% DUE 03-20-2013 REG	**	591
	WACHOVIA	WACHOVIA AUTO OWNER TR 2008-A AST BACKEDNT CL A-3A 4.81 DUE 09-20-2012 REG	**	1,374
	WACHOVIA	WACHOVIA AUTO OWNER TR 2008-A AST BACKEDNT CL A-3A 4.81 DUE 09-20-2012 REG	**	1,421
	WACHOVIA	WACHOVIA CORP NEW NT 5.3% DUE 10-15-2011	**	482
	WACHOVIA	WACHOVIA CORP NEW NT 5.3% DUE 10-15-2011	**	241
	WAL-MART	WAL-MART STORES INC NT 4.125% DUE 07-01-2010 BEO	**	573
	WELLS FARGO	WELLS FARGO & CO NEW SR NT 5.3% DUE 08-26-2011 BEO	**	406
	WELLS FARGO	WELLS FARGO & CO NEW SR NT 5.3% DUE 08-26-2011 BEO	**	690
	WELLS FARGO	WELLS FARGO MTG BACKED SECS 2006-AR10 TRMTG PASSTHRU CTF CL V-A-6 07-25-2036	**	234
	WFS	WFS FINL 2005-3 OWNER TR NT CL D 4.76% DUE 05-17-2013 REG	**	271
	WORLD OMNI	WORLD OMNI AUTO RECEIVABLES TR 2007-B 5.28 DUE 01-17-2012 REG	**	632

		Total Corporate Debt Instruments - Preferred***		84,131

		Corporate Debt Instruments - Other
	AB	AB SVENSK EXPORTKREDIT - SWEDISH EXPT CRTRANCHE # TR00044 4.875 01-19-2010 REG	**	1,022
	AMEREN	AMERN GEN FIN CORP MEDIUM TERM SR NTS TRANCHE # TR 00390 4.625 DUE 09-01-2010	**	241
	AMERICREDIT	AMERICREDIT AUTOMOBILE RECEIVABLES TR 2006-R-M CL A2 5.42% DUE 08-06-2011 REG	**	425
	AMERICREDIT	AMERICREDIT AUTOMOBILE RECEIVABLES TR 20NT CL A-3 5.19 DUE 11-07-2011 REG	**	550
	AMERICREDIT	AMERICREDIT AUTOMOBILE RECEIVABLES TR 20NT CL A3 5.53 DUE 01-06-2014 REG	**	464
	AMERICREDIT	AMERICREDIT AUTOMOBILE RECEIVABLES TR 20SER 2006-BG CL A4 5.21 9-06-2013BEO	**	796
	AMERICREDIT	AMERICREDIT PRIME AUTOMOBILE RECEIVABLESBKD NT A-3-A 5.04 DUE 06-08-2012 REG	**	966
	BRIT	BRIT TELECOMMUNICATIONS P L C VARIABLE RATE NT DUE 12-15-2010/01-11-2001 BEO	**	786
	BRITISH	BRITISH TELECOMMUNICATIONS PLC SR NT 5.15% DUE 01-15-2013 REG	**	238
	WAMU	CMO 2003-AR9 MTG PASSTHRU CTF CL I-B-3 VAR DUE 09-25-2033 REG	**	43
	BANC AMER MTG SECS INC	2004-G MTG PASSTHRU CTF CL 1-A-1 DUE 08-25-2034 REG	**	160
	BEAR STEARNS	ARM TR 2006-1 MTG BKD NT CL A-1 DUE 02-25-2036 REG	**	342
	CHASE	MTG FIN TR SER 2004-S3 CL IIA-1 5.25% DUE 03-25-2034 BEO	**	201
	CITIGROUP	MTG LN TR 2007-AR8 MTG PASS THRU CTF 2-A1A DUE 07-25-2037 REG	**	460
	DLJ COML MTG CORP	COML 1999-CG2 CL A-1B 7.30000019073% DUE 06-10-2032 BEO	**	393
	DLJ COML MTG CORP	SER 1999-CG3 CL A3FLTG RATE 7.73% DUE 10-10-2032 BEO	**	801
	FIRST HORIZON	MTG PASS THRU TR 2006 FA5 CL A-3 6.25% DUE 08-25-2036 REG	**	171
	GMAC	COML MTG SEC INC MTG PASSTHRU CTF SER 99-C3 CL A-1-B 7.273 DUE **INC	**	678
	GMAC	MTG LN TR 2004-J1 CL A-15 5.25% DUE 04-25-2034 REG	**	178
	JPMORGAN CHASE	MTG TR 2004-S2 MTG PASSTHRU CTF CL 2-A-7 5.25 11-25-34 REG	**	226
	JPMORGAN CHASE	MTG TR 2006-A7 MTG PASSTHRU CTF CL 2-A-2 DUE 01-25-2037 REG	**	129
	LB COML	CONDUIT MTG TR SER 1999-C2 CL A-2 7.325 DUE 10-15-2032 BEO	**	339
	MERRILL LYNCH	MTG INVS INC 4.6312% DUE 12-25-2034 BEO	**	92
	MORGAN STANLEY	CAP I INC 2003-IQ5 CLA-3 4.71% DUE 04-15-2038 REG	**	103
	RES FDG	MTG SECS II INC 2005-HS1 HM LN NT CL A-I-1 DUE 9-25-35 REG	**	19
	RESDNTL ACCREDIT LNS INC	LNS INC MTG PASS TH2004-QS16 CL I-A-1 5.5 12-25-2034 REG	**	246
	WAMU	MTG PASS-THRU CTFS WMA CL 3-A-3 VAR RATE DUE 07-25-2036 REG	**	548

Motorola, Inc. 401(k) Plan
Form 5500 Schedule H, Part IV, Line 4i
Schedule of Assets (Held at End of Year)
December 31, 2008
Name of Plan Sponsor: Motorola, Inc.
Employer Identification Number: 36-1115800
Three-Digit Plan Number: 001

	(b)	(c)
	Identity of Issue,	Description of Investment Including,		(In 1000’s)
	Borrower, Lessor,	Maturity Date, rate of Interest,	(d)	(e)
(a)	or Similar Party	Collateral, Par or Maturity Value	Cost	Current Value
	WAMU	MTG PASS THRU CTFS SER 2006-AR16 CL 1-A1 VAR RATE 12-25-36 REG	**	98
	WELLS FARGO	MTG BACKED SECS 2006-3 TR 2006-3 CL A-1 5.5 DUE 03-25-2036 REG	**	235
	COMCAST	COMCAST CABLE COMMUNICATIONS INC NOTES 6.875% DUE 06-15-2009/06-14-2009 BEO	**	703
	COMCAST	COMCAST CORP NEW NT 5.5 DUE 03-15-2011/03-14-2011 BEO	**	343
	COMMONWEATH EDISON	COMWLTH EDISON CO 1ST MTG BD SER 98 6.15DUE 03-15-2012 BEO	**	83
	CVS	CVS CAREMARK CORP NT 4% DUE 09-15-2009/03-15-2005 REG	**	346
	CWHEQ	CWHEQ HOME EQTY LN TR SER 2007-S1 CWL 2007-S1 A1B 5.888 DUE 02/25/37 BEO	**	276
	DAIMLERCHRYSLER	DAIMLERCHRYSLER N AMER HLDG CORP MED TRANCHE # TR 00040 5.75 DUE 05-18-2009	**	510
	DEUTSCHE	DEUTSCHE TELEKOM INTL FIN B V GTD NT STEP UP 06-15-2010	**	335
	DISCOVER	DISCOVER FINL SVCS SR NT FLTG DUE 06-11-2010 REG	**	321
	EXELON	EXELON GENERATION CO LLC SR NT 6.95 DUE 06-15-2011/06-14-2011 BEO	**	354
	FORD	FORD CR FLOORPLAN MASTER OWNER TR A SERIES 2006-3 CLASS-A 06-15-2011 REG	**	724
	GENWORTH	GENWORTH FINL INC SR NT 5.231 DUE 05-16-2009 REG	**	1,464
	GMAC	GMACM HOME EQUITY LN TR 2006-HE2 CL A-1 6.30999994278% DUE 05-25-2036 REG	**	125
	HOME LOAN	HOME LN TR 2006-HI4 HOME LN BKD NT CL A-1 08-25-2020 REG	**	155
	LEHMAN BROTHERS	LEHMAN BROTHERS HLDGS INC BOOK ENTRY MTN3.95 11-10-09 BOND IN DEFAULT	**	62
	OHIO POWER	OHIO PWR CO OHIO POWER CO 5.75% DUE 09-01-2013/08-31-2013 BEO	**	339
	ONTARIO	ONTARIO PROV CDA BD DTD 09/05/2008 3.125% DUE 09-08-2010 REG	**	505
	XSTRATA FIN CDA LTD	GTD NT 144A 5.5% DUE 11-16-2011/11-16-2008 BEO	**	282
	CR SUISSE 1ST BSTN	MTG SECS CRP 2001-CK1 CL F 144A VAR 6.65 12-18-35	**	514
	ERAC USA FIN CO	ERAC USA FIN COMP 5.8 OCT 2012 5.8 DUE 10-15-2012 BEO	**	627
	RESIDENTIAL FDG MORTGAGE	RESDNTL FDG MTG SECS II INC 2006-HSA1 HOME EQTY LN CL A-1 02-25-2036 REG	**	152
	SANTANDER	SANTANDER DRIVE AUTO RECEIVABLES TR 2007-1 CL A-3 5.05% DUE 09-15-2011 BEO	**	461
	TELECOM	TELECOM ITALIA CAP GTD SR NT 6.2% DUE 07-18-2011 BEO	**	621
	TIME WARNER	TIME WARNER CABLE INC NT 5.4% DUE 07-02-2012/10-25-2007 REG	**	1,391
	TIME WARNER	TIME WARNER CABLE INC NT 6.2% DUE 07-01-2013 BEO	**	307
	TYCO	TYCO ELECTRONICS GROUP S A SR NT 6% DUE 10-01-2012 REG	**	162
	UN PAC	UN PAC CORP NT 3.875 DUE 02-15-2009/02-14-2009 BEO	**	301
	UPFC	UPFC AUTO RECEIVABLES TR 2007-A NT CL A-3 5.53000020981% DUE 07-15-2013 REG	**	498
	VIACOM INC	VIACOM INC SR NT 5.75% DUE 04-30-2011/10-18-2006	**	545
	WEATHERFORD	WEATHERFORD INTL LTD GTD SR NT 5.15% DUE03-15-2013 REG	**	220
	XEROX CORP	XEROX CORP SR NT 7.125% DUE 06-15-2010/06-14-2010 REG	**	779
	BANK OF AMERICA	BANK OF AMERICA CORP TRANCHE # TR 00001 3.125% DUE 06-15-2012 BEO	**	2,588
	CITIGROUP	CITIGROUP INC FDIC GTD TLGP GTD NT 2.875DUE 12-09-2011 REG	**	2,629
	GOLMAN SACHS GROUP	GOLDMAN SACHS GROUP INC FDIC GTD TLGP NT3.25 DUE 06-15-2012 BEO	**	2,676
	JPMORGAN CHASE	JPMORGAN CHASE & CO FDIC GTD TLGP SR NT 3.125% DUE 12-01-2011 BEO	**	2,660
	SOVEREIGN	SOVEREIGN BK FDIC GTD TLGP SR NTS 2.75% DUE 01-17-2012	**	1,385

		Total Corporate Debt Instruments - Other***		36,393

		Corporate Stock - Common
*	MOTOROLA INC	MOTOROLA INC COM	**	147,748

		Total Corporate Stock - Common		147,748

		Value of Interest in Common/Collective Trusts
*	THE NOTHERN TRUST COMPANY	COLTV SHORT TERM INVT FD	**	11,785
*	THE NOTHERN TRUST COMPANY	COLTV STIF	**	510,939
*	THE NOTHERN TRUST COMPANY	MFB NTGI-QM COLLECTIVE DAILY S&P MIDCAP 400 EQUITY INDEX FUND - LENDING	**	384,907
*	THE NOTHERN TRUST COMPANY	MFB NTGI-QM COLTV DAILY RUSSELL 2000 EQTY INDEX FD-LENDING	**	167,794
*	THE NOTHERN TRUST COMPANY	MFB SL- CORE USA SUB FUND	**	13
*	THE NOTHERN TRUST COMPANY	MFB NTGI-QM COLLEVTIVE DAILY S&P 500 EQUITY	**	1,287,177
*	THE NOTHERN TRUST COMPANY	MFB NTGI-QM COLLECTIVE DAILY BOND FUND	**	883,359
*	THE NOTHERN TRUST COMPANY	MFB NTGI-QM COLLECTIVE DAILY EAFE INDEX FUND LENDING	**	566,283

		Total Value of Interest in Common/Collective Trusts		3,812,257

		Other
		UTD MEXICAN STS MEDIUM TERM NTS TRANCHE # TR 00010 6.375 DUE 01-16-2013 REG	**	446

		Total Other		446

		Securities Lending Collateral Pool
*	THE NOTHERN TRUST COMPANY	USA CORE COLLATERAL POOL	**	90,900

		Total Securities Lending Collateral Pool		90,900

		Participant Loans
*	PARTICIPANT LOANS	PARTICIPANT LOAN, VARYING MATURITIES WITH INTEREST RATES RANGING FROM 4.5% TO 11.5%	**	58,758

		Total Participant Loans		58,758

		Grand Total		4,350,183

*	Represents a party-in-interest to the Plan

**	Historical cost is disclosed only for nonparticipant-directed investments.

***	Includes securities loaned.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the Motorola 401(k) Plan Committee has duly caused this Annual Report to be signed on its behalf by the undersigned thereunto duly authorized.

MOTOROLA 401(k) PLAN
Date: June 24, 2009	By:	/s/ Sheila A Forsberg
Sheila A. Forsberg
Senior Director, Global Rewards-Benefits, Motorola, Inc. and Member of the Motorola 401(k) Plan Committee